Exhibit 3.2

First Amendment to Second Amended and Restated Bylaws of Kite Realty Group Trust

On May 21, 2015, the Board of Trustees of Kite Realty Group Trust approved and adopted the following amendments to the Company’s Second Amended and Restated Bylaws (as amended, the “Bylaws”):

1.              Effective immediately, Article V, Section 2 of the Bylaws is hereby amended by deleting such Article V, Section 2 and replacing it with the following new Article V, Section 2:

“Section 2. REMOVAL AND RESIGNATION.  Any officer or agent of the Trust may be removed by the Board of Trustees if in its judgment the best interests of the Trust would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Similarly, any vice president may be removed by the president if in his or her judgment the best interests of the Trust would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any officer of the Trust may resign at any time by giving written notice of his or her resignation to the Trustees, the chairman of the board, the president or the secretary. Any resignation shall take effect at any time subsequent to the time specified therein or, if the time when it shall become effective is not specified therein, immediately upon its receipt. The acceptance of a resignation shall not be necessary to make it effective unless otherwise stated in the resignation. Such resignation shall be without prejudice to the contract rights, if any, of the Trust.

2.              Effective immediately, Article V, Section 9 of the Bylaws is hereby amended by deleting the last two sentences of such Article V, Section 9 and replacing them with the following new sentence:

“The Board of Trustees or the president may designate one or more vice presidents as executive vice president, as senior vice president or as vice president for particular areas of responsibility.”